Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES $1.45 BILLION
CAPITAL EXPENDITURES BUDGET FOR 2015

January 6, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) announces a $1.45 billion capital expenditures budget for 2015. The capital expenditures budget is expected to generate average daily production of 152,500 boe/d, a nine percent increase over 2014 guidance. With benchmark oil price volatility currently at elevated levels, Crescent Point’s 2015 budget assumptions are conservative and disciplined.

“In this commodity price environment, our 2015 budget plans are disciplined. We’ve reduced our capital expenditures from 2014 guidance by 28 percent and we have increased our 2015 oil hedges to greater than 50 percent at prices averaging above CDN$90 per barrel,” said Scott Saxberg, president and CEO of Crescent Point. “We’re forecasting nine percent production growth over 2014 and we are starting the year strong, as we exited December with production ahead of our 155,000 boe/d guidance.”

Crescent Point’s 2015 budget is also flexible. If lower oil prices persist throughout the year, the Company maintains a number of levers to manage its balance sheet and dividend, including:

•	Strong inventory depth, which allows the Company to continue high-grading drilling projects for additional capital efficiencies;

•	The flexibility to further reduce capital expenditures in the second half of the year, while still achieving annual average production guidance levels; and

•	The option to shift more capital to its re-frac inventory and production optimization initiatives and to reduce facilities spending.

When oil prices rebound, the Company expects that it will increase capital spending.

The Company’s 2015 budget assumes an initial 10 percent reduction to service costs. Based on conversations to date with its service providers, the Company anticipates that even greater cost reductions are very likely if a low oil price environment persists.

“When prices fell dramatically in 2008 to 2009, we were able to realize a 30 percent reduction in our Bakken drilling and completions costs,” said Saxberg. “We’ll be working hard with our service providers and fully expect to see rates come down even more than they already have.”

In addition to improving its capital efficiencies, Crescent Point is actively pursuing various initiatives to lower its costs. The Company is also working on various drilling and completion technologies that can potentially add to production and reserves in a cost-efficient manner.

Crescent Point has one of the strongest balance sheets in the sector, with significant financial flexibility. In addition, the Company has a strong risk management program, with oil and natural gas hedges in place until mid-2017 and early 2018, respectively. Currently for 2015, Crescent Point has more than 50 percent of its oil production hedged, net of royalties, with an average price above CDN$90.00/bbl and 53 percent of its natural gas production hedged, net of royalties, with an average price of CDN$3.60/GJ.

Similar to previous oil price cycles, Crescent Point aims to use this period to further strengthen the overall position of the Company. Given the strength of its balance sheet and the levers discussed above, Crescent Point is well-prepared to weather the current commodity price environment.

“Oil prices have always been cyclical. We’ve been through downturns before and have not only protected our dividend and balance sheet during those times, but have come out of them even stronger than before,” said Saxberg. “We expect this cycle to be no different. We will be conservative and prudent with our capital spending, and will remain flexible to react to changing oil prices.”

2015 CAPITAL EXPENDITURES BUDGET

Since Crescent Point’s inception in 2001, the Company has been disciplined in adhering to its three-part business plan of exploiting and developing its high-quality, large oil-in-place assets, actively consolidating additional assets, and managing risk with a strong balance sheet and hedge book.

For 2015, Crescent Point expects to spend $1.45 billion, which is a 28 percent reduction from 2014 guidance. Approximately $1.27 billion, or 88 percent, of the 2015 capital expenditures budget is expected to be allocated to drilling and completions, including the drilling of 616 net wells. The remaining $180 million of the budget is expected to be allocated to investments in infrastructure, undeveloped land and seismic across all core areas. As in previous years, the Company’s 2015 guidance includes the assumption of a lengthy spring break-up in southern Saskatchewan and the anticipated production impact of converting approximately 70 producing wells to water injection wells in the Company’s waterflood programs.

Crescent Point expects to spend approximately $408 million or 28 percent of its 2015 budget in the Viewfield Bakken play in southeast Saskatchewan, including drilling approximately 185 net wells. The Company’s waterflood plans for 2015 include the conversion of 30 producing wells to water injection wells in the Viewfield Bakken play. The water injection conversions implemented to date have reduced decline rates and increased recovery factors in the play.

In the Flat Lake oil resource play, the Company plans to spend $188 million or 13 percent of its 2015 budget, drilling approximately 44 net wells. In the Torquay play at Flat Lake, Crescent Point is generating strong rates of return, even at current oil prices. The Company also plans to initiate its first waterflood pilot in the area targeting the Torquay zone in mid-2015.

In the Shaunavon area of southwest Saskatchewan, Crescent Point plans to spend approximately $301 million or 21 percent of its 2015 budget, including drilling approximately 109 net wells. The Company’s waterflood plans for 2015 include the conversion of 36 producing wells to water injection wells in the Lower Shaunavon and Upper Shaunavon zones.

In the Uinta Basin light oil resource play in northeast Utah, the Company plans to spend approximately $154 million or 11 percent of its 2015 budget, including drilling approximately 36 net vertical and horizontal wells. In 2015, Crescent Point expects to expand its operated horizontal well program with plans for four net wells this year, building on the two net operated horizontal wells drilled at the end of 2014. Crescent Point also expects to continue development of its two waterflood pilots in the basin, with water injection expected in early 2016. Crescent Point’s overall production and reserves in the Uinta Basin are increasing as the Company continues to advance this early-stage play with vertical drilling, horizontal drilling and waterflood initiatives.

In the Viking light oil resource play, Crescent Point plans to spend approximately $135 million or nine percent of its 2015 budget, including drilling approximately 137 net wells. The increased activity over 2014 is a result of the acquisition of Polar Star Canadian Oil and Gas, Inc. in second quarter 2014, which consolidated Crescent Point’s existing position in the area.

In the Company’s conventional assets in southeast Saskatchewan, Crescent Point plans to spend approximately $129 million or nine percent of its 2015 budget, including drilling approximately 68 net wells. Approximately 40 percent of these wells are expected to be drilled on lands acquired by the Company in 2014. These conventional assets offer high rates of return even at low oil prices and typically require reduced capital expenditures and no fracture stimulation to achieve high levels of production.

The expenditures in the core areas summarized above account for approximately 91 percent of the Company’s 2015 capital budget. Crescent Point has allocated the remaining $135 million of the capital development budget to the Company’s other properties in Alberta, Saskatchewan, North Dakota and Manitoba.

Technology will continue to be a key focus for the Company in 2015, as it has the potential to both increase production and reduce costs. The Company continues to refine its cemented liner completion techniques in the Viewfield Bakken and Shaunavon resource plays, which have resulted in increased production and lower corporate declines. This completion technique allows the Company to use up to 45 percent less water than previous completion methods, which is expected to result in decreased well costs.

“Our commitment to technology is a key value-driver for the company,” said Saxberg. “Technological advancements such as our 25-stage cemented liner completion techniques, waterflood programs across all major plays, and the use of coil tubing units provide us with a clear advantage that has direct impact on our cash flows and, ultimately, our bottom line.”

Waterfloods, which are now being implemented in all of the Company’s major Canadian unconventional oil fields, will also continue to be a priority in 2015, as the Company is pleased with production performance from its existing waterfloods. Crescent Point expects its waterfloods to ultimately lower production declines and improve rates of return on adjacent producing oil wells.

Crescent Point expects to build on its technological successes as it proceeds with its drilling program in 2015.

2015 GUIDANCE

Crescent Point continues to create sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada. Crescent Point’s strategy is designed to steer the organization through both high and low oil price environments. The Company is committed to maintaining a financially strong organization and its strategy of maximizing shareholder return with long-term growth and dividend income.

The Company generated significant production growth in 2014, surpassing exit production guidance of 155,000 boe/d ahead of schedule in November and continuing to grow into year end. Crescent Point’s strong exit to 2014 positions the Company well to achieve its conservatively projected 2015 production targets. Crescent Point is well-hedged for 2015 and poised to produce reliable cash flows, even in a low commodity price environment. Crescent Point has more than 50 percent of its 2015 oil production hedged, net of royalties, with an average price above CDN$90.00/bbl and 53 percent of its 2015 natural gas production hedged, net of royalties, with an average price of CDN$3.60/GJ. The Company has additional hedges in place for 2016, 2017 and into 2018. As a result of the Company’s disciplined approach and prudent strategy, Crescent Point is confident in executing its business plan and in its ability to create value in both high and low commodity price environments.

In total in 2015, the Company plans to drill 616 net wells of its approximately 7,650 net internally identified low-risk drilling locations in inventory. This drilling inventory depth positions the Company well for long-term sustainable growth in production, reserves and net asset value, and provides long-term support for dividends. Crescent Point has the flexibility to implement a strong capital program in a low oil price environment due to its dedication to protecting the balance sheet and conservative risk management practices.

“During times of oil price volatility, our strategy is to improve our balance sheet and protect the dividend. Our 2015 budget is disciplined and we’ve increased our hedge position significantly. Our high rate-of-return projects provide us with even more protection,” said Saxberg. “Our plans for this year allow the company to remain strong and the capital program to be flexible if the low commodity price cycle lasts into 2016.”

Crescent Point continues to be disciplined in its approach to capital spending, acquisition opportunities and balance sheet management. Management believes that with the Company’s high-quality reserve base and low-risk development drilling inventory, excellent balance sheet and solid risk management program, Crescent Point is well-positioned to continue generating strong operating and financial results through 2015 and beyond.

The Company’s guidance for 2015 is as follows:

Production
Oil and NGL (bbls/d)	140,600
Natural gas (mcf/d)	71,400
Total (boe/d)	152,500
Cash dividends per share ($)	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,270
Facilities, land and seismic ($000)	180
Total ($000)	1,450
 (1)           The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

FORWARD-LOOKING STATEMENTS

Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; the Company's 2015 capital budget, including amounts allocated to drilling and completions, infrastructure, undeveloped land and seismic; the potential impact of lower oil and gas prices on production per share growth; the ability of the Company to maintain its current dividend; the Company's ability to be flexible in its capital budgeting over the course of 2015; anticipated services cost savings; planned cost reduction initiatives; potential technological improvements and their impact on production and reserve additions; levers available to the Company to manage its balance sheet, dividend and capital program; the ability of the Company to weather the present commodity price environment; the Company's expected ability to weather and take advantage of a cyclical commodity price environment; the budgeted length of spring break-up in Saskatchewan; the Company’s waterflood plans, including the planned conversion of producing wells to injection wells and the impact of waterflood activity on decline rates; the Company's plan to focus on technology and the potential impact such focus may have on production and costs; and the Company's dividends per share guidance for 2015.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended September 30, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB., T2P 1G1